UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

1. DATE, TIME AND VENUE: Held on May 28, 2015, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Telefônica Brasil” or “Company”) headquarters, at Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

2. CALL NOTICE: Convocation held by Call Notice published in the Official Gazette of the State of São Paulo in the editions of May 13, 14 and 15, 2015 (Business - pages 62, 28 and 34, respectively) and in Valor Econômico, also in the editions of May 13, 14 and 15, 2015 (pages C7, B6 and A9, respectively).

3. ATTENDANCE: Shareholders representing more than 93% of the common shares and more than 33% of the preferred shares of the Company, as per the records and signatures in the Shareholders’ Attendance Book no. 002, pages 90 front to 91 back, achieving the legal quorum to install this Meeting and resolve on the matters on the Agenda. The Meeting was also attended by the Directors of the Company, Mr. Alberto Manuel Horcajo Aguirre, Chief Executive Officer, General and Executive Officer, Chief Financial Officer, Investor Relations and Corporate Resources Officer e Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, Messrs. Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen, representing the Fiscal Council, Mr. Antonio Gonçalves de Oliveira, member of the Board of Directors, and Mr. Edgar V. Salem, from the specialized company Planconsult Planejamento e Consultoria Ltda., registered in the CNPJ/MF under nº nº 51.163.798/0001-23 (“Planconsult”), to provide any clarification needed.

4. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman e Carolina Simões Cardoso – Secretary.

5. AGENDA:

(a)    to ratify the hiring, effected by the Board, of the specialized evaluation company Planconsult Planejamento e Consultoria Ltda., registered in the CNPJ/MF under nº nº 51.163.798/0001-23 (“Planconsult”), to prepare the appraisal report of the value of the shares issued by GVT Participações S.A. (“GVTPar”), based on its economic value on December 31, 2014 (i) for the purposes of Article 256 of Law 6.404/76  as amended (“Law of Corporations”), as well as (II) for the purposes of determining the Company's capital increase as a result of the merger of GVTPar’s shares, under Article 252 of the Law of Corporations (“Appraisal Report”);

Minutes of the 43rd GSM (Page 1)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

(b)    to appreciate the Appraisal Report and ratify, according to the first paragraph of Article 256 of the Law of Corporations, the celebration of the Stock Purchase Agreement and Other Covenants occurred on September 18, 2014 between the Company, Vivendi S.A., Société d’Investissement et de Gestion 72 S.A., Société d’Investissements et de Gestion 108 SAS, Telefónica, S.A., and, as intervening parties, GVTPar e Global Village Telecom S.A. (“GVT”), dealing with the acquisition, by the Company, of all GVTPar’s shares, GVT’s controlling company, as well as other related documents;

(c)     to approve the terms and conditions of the Protocol and Justification of Merger of Shares of GVTPar by the Company ("Protocol"), according to the articles 224, 225 and 252 of the Law of Corporations, which establishes the general terms and conditions of the merger of GVTPar’s shares provided in the Stock Purchase Agreement;

(d)    to approve the respective Appraisal Report mentioned in item (a) above;

(e)    to approve the merger of shares issued by GVTPar by the Company and its implementation, with the conversion of GVTPar as a wholly-owned subsidiary of the Company and the consequent increase in the capital stock of the Company and amendment to the wording of Article 5 of the Company’s Bylaws;

(f)     to  approve the proposal for restructuring the Company's administrative structure, including the change in the minimum number of Directors and the extinction of the role of General and Executive Officer, whose functions will be incorporated in the Chief Executive Officer’s functions, and consequent amendment of Articles 17, 20, 22 and 23 of the Company's Bylaws in order to reflect this restructuring, as well as the amendment of the section XXVIII of Article 17 of the Company’s Bylaws, which deals with the jurisdiction of the Board of Diretors in respect to the internal audit;

(g)    to approve the consolidation of the Bylaws, according to the Administration Proposal, and

(h)    To approve the election of a Board of Directors' member, to fill the position left vacant on March 25, 2015.

6. DELIBERATIONS: The Chairman explained that the minutes of the Meeting would be drawn up in the summary of the facts, only containing the transcription of resolutions taken, pursuant to article 130, § 1 of the Law of Corporations, and reported that documents or proposals, explanations of vote or dissent on matters to be resolved should be submitted in writing to the Presiding Board. In addition, the Chairman explained that the documents and information relating to the matters to be discussed in this Meeting were on the table and that such documents were made available to shareholders at the Company's headquarters and on the websites of Comissão de Valores Mobiliários (www.cvm.gov.br), BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and Company (www.telefonica.com.br/ir), since the publication of the Call Notice, in accordance with the provisions of the Law of Corporations and applicable CVM Instructions.

Minutes of the 43rd GSM (Page 2)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

The Chairman clarified that, as known to all, the Meeting had as its main objective to discuss and resolve on the acquisition by the Company of the totality of the shares issued by GVTPar, GVT’s parent company, through the payment of part of the shares in cash and part in shares issued by the Company, according to Material Facts disclosed by the Company on August 5, 2014, August 28, 2014, August 29, 2014, September 18, 2014 and March 26, 2015, as well as the merger of GVTPar shares by the Company, according to Material Fact disclosed on May 12, 2015 and published on May 13, 2015.

The Chairman also clarified that the GVTPar transaction was submitted to prior approval of Agência Nacional de Telecomunicações - ANATEL, which approved it pursuant to Act no. 448 of January 22, 2015, published in the Official Gazette of January 26, 2015 and of Conselho Administrativo de Defesa Econômica - CADE, which approved it on the 61st judgement ordinary session of the CADE’s Court, held on March 25, 2015 and published in the Official Gazette of March 31, 2015.

The shareholders reviewed the matters on the agenda and resolved:

6.1          Ratify, by unanimous vote of those present and entitled to vote, the hiring, effected by the Board, of the specialized evaluation company Planconsult, to prepare the Appraisal Report of the value of the shares issued by GVTPar, based on its economic value on December 31, 2014 (i) for the purposes of Article 256 of the Law of Corporations, as well as (II) for the purposes of determining the Company's capital increase as a result of the merger of GVTPar’s shares, under Article 252 of the Law of Corporations.

6.2          To appreciate the Appraisal Report of the shares issued by GVTPar and ratify, by unanimous vote of those present and entitled to vote, according to the first paragraph of Article 256 of the Law of Corporations, the acquisition of the totality of  GVTPar’s shares, GVT’s controlling company, as well as the signature of the Purchase and Sale Agreement and related documents, which was authorized by the Board of Directors at the 254th Meeting of the Board of Directors held on September 18, 2014.;

Minutes of the 43rd GSM (Page 3)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

6.3          Approve, by unanimous vote of those present and entitled to vote, the terms and conditions of the Protocol, constant hereof as Annex I, celebrated between the administrators of the Company and of GVTPar on May 12, 2015, in accordance with Articles 224, 225 and 252 of the Law of Corporations, which establishes the general terms and conditions of the merger of GVTPar shares provided in the Stock Purchase Agreement, including, without limitation, the exchange ratio of the shares of GVTPar for new shares to be issued by the Company and granted to the parent company of GVTPar (FrHolding108), which was agreed between the Company and Vivendi, parent company of FrHolding108 as independent parties as a result of negotiations between them. Moreover, shareholders were informed that the Banco Itaú BBA S.A., financial institution hired by the Company to issue opinion on the value assigned to the shares of GVTPar and the amount to be paid by the Company in consideration for shares of GVTPar (including the installment to be paid in shares of the Company, representing 12% of its share capital), issued an opinion concluding that the value of the cash portion and the portion to be paid in shares of the Company, representing 12% of its share capital, traded by the Company with Vivendi, from a financial point of view, is fair to the Company. Also Banco Morgan Stanley S.A., financial institution hired by the Company, issued a fairness opinion concluding that, based on the assumptions contained therein, the amount to be paid by Telefônica Brasil in consideration for the shares of GVTPar (including the portion to be paid in shares of the Company) under the Stock Purchase Agreement is fair to the Company, from a financial point of view.

6.4          Approve, by unanimous vote of those present and entitled to vote, the Appraisal Report constant of this instrument as its Annex II, which determined the value which formed the basis for establishing the amount of the Company's capital increase resulting from the merger of GVTPar, under Article 252, paragraph 1, in conjunction with Article 8, both of the Law of Corporations.

6.5          Approve, by unanimous vote of those present and entitled to vote, the merger of shares issued by GVTPar by the Company and its implementation, with the conversion of GVTPar in a wholly owned subsidiary of the Company and the consequent increase in the Company's capital in the amount of R$ 9,666,021,061.26 (nine billion, six hundred and sixty-six million, twenty-one thousand, sixty-one reais and twenty-six cents) through the issue of 68,597,306 (sixty-eight million, five hundred and ninety-seven thousand, three hundred and six) common shares and 134,320,885 (one hundred and thirty-four million, three hundred and twenty thousand, eight hundred and eighty-five) preferred shares, all without par value. Thus, due to the merger of shares approved herein and in order to adapt the Company's capital to the capital increases approved by the Board of Directors in meetings held on April 28, 2015 and May 4, 2015, the caput of the Article 5 of the Company's Bylaws shall become effective with the following wording:

Minutes of the 43rd GSM (Page 4)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

“Article 5 - The subscribed capital stock, fully paid-up is R$ 63,571,415,865.09 (sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,690,984,923  (one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three) shares, of which 571,644,217 (five hundred and seventy-one million, six hundred and forty-four thousand, two hundred and seventeen) are common shares and 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) are preferred shares, all of them are non-par, book-entry shares.”

The Directors of the Company were authorized to take all actions as may be necessary to formalize the merger of GVTPar shares by the Company hereby approved before public bodies and third parties in general, and GVTPar's shareholders authorized, at a GVTPar’s General Meeting already closed, the subscription of the Company's capital increase due to the merger of its shares, in accordance with Article 252, § 2 of Law 6404/76, in the person of any of its directors.

6.6          Approve, by unanimous vote of those present and entitled to vote, the proposal to restructure the Company's management structure, including the change in the minimum number of Directors, four (4) to 3 (three), and the extinction of the position of General and Executive Officer, whose functions will be incorporated into the functions of the Chief Executive Officer, with the consequent amendment of Articles 20, 22 and 23 of the Company's Bylaws in order to reflect this restructuring, as well as to amend subsection XXVIII of Article 17 of the Company’s Bylaws, which deals with the powers of this Board of Directors with regard to internal audit.

6.7          By virtue of the above resolutions, also approve, by unanimous vote of those present and entitled to vote, the consolidation of the Company's Bylaws, which shall become effective as of the wording of Annex III to the minutes of this meeting.

Minutes of the 43rd GSM (Page 5)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

6.8          Finally, approve, by unanimous vote of those present and entitled to vote, the election of Mr. Amos Genish, Israeli, married, economist, bearer of RNE no. V305047-D (CGPI/DIREX/DPF), enrolled with the CPF/MF under no. 009.194.169-50, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, São Paulo - SP, CEP 04571-936, as a member of the Board of Directors, occupying the position left vacant since March 25, 2015. The mandate of the Director elected herein correspond to the remaining term of office of the replaced Director, that being, until the General Shareholders Meeting to be held in 2016.

The Director elected herein declared, under penalty of law, not be involved in any crime or special law that prevent him from exercising the Company's management activities. Such Director shall be invested in their respective office by signing the proper term, which will be filed at the Company's registered office.

7. CLOSURE: After conclusion of the agenda, the minutes were read, approved and signed, being recorded that the publication of the minutes will be made omitting the signature of shareholders present at the Meeting, pursuant to § 2 of article 130 of the Law of Corporations. Finally, the Chairman informed the shareholders that Annexes I and II to these minutes shall be filed at the Company's headquarters. São Paulo, May 28, 2015. SIGNATURES: Breno Rodrigo Pacheco de Oliveira - President of the Meeting, representing the Directors; Carolina Simões Cardoso - Secretary of the Meeting; SP Telecomunicações Participações Ltda., p.p. Breno Rodrigo Pacheco de Oliveira and Carolina Simões Cardoso; Telefônica Internacional, S.A.U., p.p. Breno Rodrigo Pacheco de Oliveira; Telefônica Chile S.A., p.p. Breno Rodrigo Pacheco de Oliveira; Telefonica S.A., p.p. Breno Rodrigo Pacheco de Oliveira; represented by Citibank N.A., p.p. Daniel Alves Ferreira, the shareholders: ADVANCED SERIES TRUST – AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; CANADA PENSION PLAN INVESTMENT BOARD; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND; LVIP BLACKROCK EMERGING MARKETS RPM FUND; RUSSELL INSTITUTIONAL FUNDS, LLC – RUSSELL MULTI-ASSET CORE PLUS FUND; UTAH STATE RETIREMENT SYSTEMS; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; WISDOM TREE GLOBAL EQUITY INCOME FUND; represented by J.P. Morgan S.A. - Distribuidora de Títulos e Valores Mobiliários, p.p. Daniel Avles Ferreira, the shareholder: JPMORGAN FUNDS; represented by Dynamo Internacional Gestão de Recursos Ltda., p.p. João Eduardo de Paula Machado, the shareholders: DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; KEMNAY DYBRA LLC; represented by Dynamo Administração de Recursos Ltda., p.p. João Eduardo de Paula Machado, the shareholders: DYC FUNDO DE INVESTIMENTO EM AÇÕES; TCEP FUNDO DE INVESTIMENTO EM AÇÕES; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO DE AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; Antonio Gonçalves de Oliveira, Board of Directors member; Charles Edwards Allen, Fiscal Council member; Flávio Stamm, Fiscal Council member and shareholder; Cremênio Medola Neto, Fiscal Council member; Edgar V. Salem, Planconsult Planejamento e Consultoria Ltda.

Minutes of the 43rd GSM (Page 6)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

We certify that this is a faithful copy of the minutes of the 43rd General Shareholders’ Meeting, held on May 28, 2015, drawn up in the proper book.

Carolina Simões Cardoso

Secretary

Minutes of the 43rd GSM (Page 7)

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

ANNEX I

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

ANNEX II

APPRAISAL REPORT

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

ANNEX III

CONSOLIDATED BYLAWS OF

TELEFÔNICA BRASIL S.A.

CNPJ/MF n° 02.558.157/0001-62

NIRE 35.3.001.5881-4

CHAPTER I – COMPANY CHARACTERISTICS

LEGAL SYSTEM

Article 1 - Telefônica Brasil S.A. is a corporation ruled by these present Bylaws and other legal applicable provisions, with indeterminate duration.

CORPORATE PURPOSE

Article 2 - The purpose of the Company is:

a) the exploration of telecommunication services; and

b) the development of activities necessary or useful to execute these services, in compliance with concessions, authorizations and permits granted thereto.

Sole Paragraph - In the execution of its purpose, the Company may incorporate third party assets and rights into its capital, as well as:

I - hold equity interest in other companies, aiming at complying with Brazil’s national telecommunications policy;

II - incorporate wholly-owned subsidiaries to perform the activities covered by its purpose and which are advised to be decentralized;

III - promote goods and services imports necessary to perform the activities covered by its purpose;

IV - provide technical support services to the telecommunication companies, by performing common interest activities;

V - conduct studies and researches, aiming the development of the telecommunications industry;

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

VI - execute agreements and covenants with other telecommunication companies or any individuals or entities, with a view to ensuring the operation of services, without prejudice to the duties and responsibilities;

VII - perform other related or similar activities assigned thereto by the Brazilian Telecommunications Regulatory Agency - ANATEL; and

VIII - trade equipment and supplies necessary or useful to explore telecommunications services.

HEAD OFFICES

Article 3 - The Company’s head offices are located in the City and State of Săo Paulo, and may establish and extinguish branches, agencies, local offices, departments and delegations, by decision of the Board of Executive Officers, as provided for in Article 22, (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Article 4 - The Company is authorized to increase its capital stock up to the limit of 1,850,000,000 (one billion eight hundred and fifty million) common or preferred shares, and the Board of Directors is the body authorized to resolve on the capital increase and accordingly, the issuance of new shares, within the limit of authorized capital.

Paragraph 1 - The capital increases do not require to maintaining symmetry between the number of shares of each type, however, it must observe that the number of non-voting or restricted vote preferred shares cannot exceed 2/3 of the issued shares.

Paragraph 2 - Shareholders will be entitled to preemptive right for capital increase subscription, proportionally to the number of shares they hold. By decision of the Board of Directors, the preemptive right may be removed in the issuance of shares, debentures convertible into shares and warrants, in case the placement is made on the stock exchanges or via public subscription, share swap in a takeover bid, pursuant to Articles 257 and 263 of the Brazilian Corporation Law, as well as the utilization of tax benefits, pursuant to special laws, as authorized by Article 172 of Law 6,404/76.

SUBSCRIBED CAPITAL

Article 5 - The subscribed capital stock, fully paid-up is R$ 63,571,415,865.09 (sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,690,984,923  (one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three) shares, of which 571,644,217 (five hundred and seventy-one million, six hundred and forty-four thousand, two hundred and seventeen) are common shares and 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) are preferred shares, all of them are non-par, book-entry shares.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

Sole Paragraph - Shares will be held in a deposit account at a financial institution on behalf of its holders, without issuing certificates.

CHAPTER III - SHARES

COMMON SHARES

Article 6 - Each common share corresponds to one vote at the General Shareholders’ Meetings resolutions.

PREFERRED SHARES

Article 7 - Preferred shares are not entitled to vote, except for the assumptions provided for in Articles 9 and 10 below, ensuring them priority in capital reimbursement, without premium, and to receive dividend ten per cent (10%) higher than that one assigned to each common share.

Sole Paragraph - Full voting right will be granted to preferred shares, should the Company fail to pay the minimum dividends to which these shares are entitled during three (3) consecutive fiscal years, right that will prevail until payment of dividends.

CHAPTER IV - GENERAL SHAREHOLDERS’ MEETING

Article 8 - General Shareholders’ Meetings shall be held: (i) ordinarily, once a year, within the first four (4) months following the end of each fiscal year, pursuant to Article 132 of Law 6,404/76 and, (ii) extraordinarily, whenever necessary, whether due to company’s interests or provisions hereof, or when the applicable laws so require.

Sole Paragraph - General Shareholders’ Meeting shall be called by the Board of Directors, and its Chairman shall reiterate this act.

Article 9 - The following shall be submitted to the previous approval of the General Shareholders’ Meeting (i) the execution of agreements with related parties, whose terms and conditions are more burdensome for the Company than those usually adopted by market in agreements of same nature, observing in any case, the provisions of Article 117 of Law 6,404/76; and (ii) the execution of managerial service agreements, including technical support services with foreign entities linked to the Company’s controlling shareholder, in this case, preferred shareholders will be entitled to vote.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

Sole Paragraph: In addition to the matters referred to in the “caput” of this Article, preferred shares will have voting right to (i) elect one (1) member of the Board of Directors in a separate vote and (ii) in resolutions referring to Bylaws amendments aiming at annulling preferred shareholders’ right to elect in a separate vote a member of the Board of Directors.

Article 10 - Without prejudice to Paragraph 1, Article 115 of Law 6,404/76, preferred shareholders will be entitled to vote at the Shareholders’ Meetings resolutions referred to in Article 9, as well as those referring to the amendment or revocation of the following Bylaws provisions:

(i) - Article 9;

(ii) - Sole Paragraph of Article 11; and

(iii) - Article 30.

Article 11 - The General Shareholders’ Meetings shall be presided over by the Chairman of the Board of Directors, who shall appoint the Secretary among the attendees. In the event the Chairman of the Board of Directors is absent, shareholders will nominate the Chairman and the secretary of the presiding board.

Sole Paragraph - in the assumptions of Article 136 of Law 6,404/76, the first call of the General Shareholders’ Meeting shall occur at least, thirty (30) days in advance, and at least, ten (10) days in advance upon second call.

Article 12 - Only shareholders whose shares are registered with their names in the Company’s records may participate and vote at the General Shareholders’ Meeting, within seventy-two (72) hours before the date scheduled for said meeting.

Paragraph 1 - The call notice may determine that the shareholder to attend the meeting shall file at the Company’s head offices a proof of its shareholder capacity issued by the Company or by the Company shares depositary institution, at least, seventy-two (72) hours before the date scheduled for the General Shareholders’ Meeting.

Paragraph 2 - The call notice may also determine that the shareholder’s representation by proxy at the meeting shall file the respective power of attorney at the Company’s head offices, at least, seventy-two (72) hours before the date scheduled for the General Shareholders’ Meeting.

CHAPTER V - MANAGEMENT OF THE COMPANY

Article 13 - The management of the Company is incumbent upon the Board of Directors and Board of Executive Officers, with powers granted by laws and by these present Bylaws. Its members shall be elected for a three-(3) year term of office, and reelection is authorized. They are exempted from offering management pledge.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

Paragraph 1 - All members of the Board of Directors and Board of Executive Officers shall take office by signing the corresponding instruments and remaining in respective office until the effective investiture of their successors.

Paragraph 2 - The General Shareholders’ Meeting shall define the Company’s Management global compensation, including benefits of any nature and procuration fees, and the Board of Directors is responsible for distributing this compensation among its members and executive officers.

Paragraph 3 - The General Shareholders’ Meeting may attribute Company’s profit sharing to the managers, as long as the provision of Article 152, Paragraphs 1 and 2 of Law 6,404/76 are observed, as per management’s proposal.

Paragraph 4 - The Company and its controlling shareholder shall maintain during concession term and its renewal, the effective existence in national territory of centers of deliberation and implementation of strategic, managerial and technical decisions involved in the compliance with the concession agreements to which the Company is party.

BOARD OF DIRECTORS

STRUCTURE

Article 14 - The Board of Directors shall be composed of, at least, five (5) and at most (17) members, all Company’s shareholders, elected and removed from office by general shareholders’ meeting, observing the applicable laws provisions, including in this figure, the member elected by preferred shareholders pursuant to sole paragraph of Article 9 hereof and the member elected by minority shareholders, where applicable.

Sole Paragraph - The Board of Directors shall appoint among its members, the Chairman of the Board, or his deputy, in the event of vacancy. The Vice Chairman of the Board of Directors may be appointed and/or removed from office at the discretion of the Board of Directors.

REPLACEMENT

Article 15 - In the event of impediment or absence of Chairman of the Board of Directors, he shall be replaced by Deputy Chairman, if any. During the absence of Deputy Chairman, the Chairman shall be replaced by another board member appointed by him.

Paragraph 1 - In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent board member shall appoint in writing his deputy among other members of the Board of Directors to represent him and approve resolutions at the meeting to which he will not be able to attend, pursuant to Paragraph 3 of Article 19 hereof.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

Paragraph 2 - The members of the Board of Directors appointing representatives, as provided for in the previous paragraph, shall be deemed, for all legal purposes, as attendees of respective meeting.

Article 16 - In the event of vacant position of members of the Board of Directors, remaining a number lower than the minimum number of members provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the deputies.

POWERS OF THE BOARD OF DIRECTORS

Article 17 - The Board of Directors shall be responsible for:

(i) - establishing the Company’s general business guidance;

(ii) - approving the Company’s budget and annual business plan;

(iii) - calling for the General Shareholders’ Meetings;

(iv)- approving the Company’s financial statements and the Management report and submit them to the General Shareholders’ Meeting;

(v) - electing or removing from office, at any time, the members of the Board of Executive Officers, defining their duties, in compliance with legal and bylaws provisions;

(vi) - approving the creation of technical and advisory Committees that will advise in issues of the Company’s interest, electing members of these Committees and approving their charters, which shall contain specific rules related to the structure, duties, powers, compensation and operation;

(vii) - overseeing the Company’s Officers, examining, at any time, the Company’s records, requesting information about agreements executed or to be executed, or any other acts;

(viii) - approving the Company’s organizational structure, and may establish limits to the Board of Executive Officers in performance of their duties, observing legal and Bylaws provisions;

(ix) - approving and amending the charter of the Board of Directors;

(x) - resolving on the Company’s issuance of shares, including capital increase, within the limit of authorized capital, defining the terms and conditions of such issuance;

(xi) - resolving on the issuance of warrants;

(xii) - resolving, by delegation of the General Shareholders’ Meeting on the following aspects referring to the issuance of debentures by the Company: (i) issuance opportunity, (ii) period and maturity, amortization or redemption conditions, (iii) period and payment conditions for interest rates, profit sharing and reimbursement premium, if any, (iv) mode of subscription or placement and, (v) type of debentures;

(xiii) - resolving on the issuance of unsecured non-convertible debentures;

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

(xiv) - resolving on the issue of promissory notes for public offering ("Commercial Papers") and on the submission of the Company shares to the deposit system to trade respective certificates ("Depositary Receipts");

(xv) - authorizing the acquisition of the Company shares to be cancelled or to be held in treasury and subsequent disposal;

(xvi) - authorizing the disposal of assets directed connected to telecommunications public utilities;

(xvii) - authorizing the disposal of real properties, creation of security interest and tendering of guarantees for third parties obligations, and may establish limits to the Board of Executive Officers practice these acts;

(xviii) - establish in the Company’s rules the limits to the Board of Executive Officers authorize the disposal or encumbrance of permanent assets, including those related to telecommunications public utilities which are out of service or unworthy;

(xix) - approving the Company’s participation in consortia in general, as well as the terms of this participation, and may delegate this duty to the Board of Executive Officers, within the limits to be established, always aiming the development of the Company’s activities;

(xx) - setting the limits so that the Board of Executive Officers authorizes the practice of reasonable gratuitous acts to the benefit of employees or the community where the Company operates, including the donation of unworthy goods to the Company;

(xxi) - approving the creation and the shutting down of the Company's subsidiaries, in the country or abroad;

(xxii) - approving the assumption of any liability not foreseen in the Company’s budget in amount exceeding R$250,000,000.00 (two hundred and fifty million reais);

(xxiii) - authorizing the execution of agreements, not foreseen in the Company’s budget, in amount exceeding R$250,000,000.00 (two hundred and fifty million reais);

(xxiv) - approving investments and asset acquisition, not foreseen in the budget, in amount exceeding R$250,000,000.00 (two hundred and fifty million reais);

(xxv) - authorizing the acquisition of equity interest on a permanent basis in other companies and the encumbrance or the disposal of equity interest;

(xxvi) - approving the distribution of interim dividends;

(xxvii) - appointing or removing from office the independent auditors;

(xxviii) - appointing and removing from office the head of internal audit, which will report to the Board of Directors through the Control and Audit Committee, when in operation, as well as the officer in charge of retail, who is also responsible for all customer service, sale and delivery of products relating to the sale of retail products; and

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

(xxix) - approving the job position and salary plan, incentive and professional development policies, regulation and the Company’s staff, as well as the terms and conditions of collective bargaining agreements to be settled with unions that represent the professional categories of the Company’s employees, the adhesion or termination of supplementary pension plans, all the aforementioned related to the Company’s employees, and the Board of Directors, when necessary, may establish limits to the Board of Executive Officers resolve on these matters.

Article 18 - Specific duties of the Chairman of the Board of Directors include: (a) to represent the Board when the General Shareholders’ Meeting is called; (b) preside over the General Shareholders’ Meeting and appoint his secretary among attendees; and (c) call and preside over the Board of Directors meetings.

MEETINGS

Article 19 - The Board of Directors shall meet (i) ordinarily, once every three months and (ii) extraordinarily, through call of its Chairman, drawing up the minutes of these meetings.

Paragraph 1 - The Board meetings shall be called in writing, at least, forty-eight (48) hours in advance, and call shall contain the agenda and the matters to be discussed in said meeting.

Paragraph 2 - The Board of Directors shall approve resolutions by majority vote with the attendance of the majority of its acting members, and Chairman shall be liable for the casting vote, in addition to his common vote, in the events of tie vote.

Paragraph 3 - Any member of the Board may be represented by another board member in the meetings to which he will not be able to attend, provided that proxy powers are granted through written instrument.

Paragraph 4 -Without prejudice to the subsequent signature of respective minutes, the Board of Directors meetings may also be held via conference call, video conference or any other means of communication that allows to identifying the attendees, as well as their simultaneous communication. The board members may also vote in writing, even if they do not physically attend the meeting.

BOARD OF EXECUTIVE OFFICERS

STRUCTURE

Article 20 - The Board of Executive Officers shall be composed of, at least, three (3) and, at most, fifteen (15) members, shareholders or not, resident in the country, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial, Corporate Resources and Investor Relations Officer; (c) General Secretary and Legal Officer; (d) other officers without specific designation.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

Paragraph 1 - The individual duties of Officers without specific designation shall be defined by the Board of Directors, which also may establish specific designation for said offices.

Paragraph 2 - One Officer may be elected to accumulate the duties of another executive officer.

Article 21 - In the event of temporary absences and impediments, the Chief Executive Officer shall designate among the members of the Board of Executive Officers, his deputy as well as the deputy of other Officers. In the event of vacant position in the Board of Executive Officers, the respective replacement shall be resolved by the Board of Directors.

POWERS OF THE BOARD OF EXECUTIVE OFFICERS AND COMPANY’S REPRESENTATION

Article 22 - The Board of Executive Officers is the body that actively and inactively represents the Company and its members shall be individually liable for, where applicable, to comply with and cause the compliance with these Bylaws, the resolutions of the Board of Directors and General Shareholders’ Meeting, as well as practice all the acts necessary or convenient to manage the Company’s businesses. Jointly, the Board of Executive Officers shall be responsible for the following:

(i) - proposing the Company’s general plans and programs to the Board of Directors, specifying the investment plans concerned with the plant expansion and remodeling;

(ii) - authorizing, within the limits established by Board of Directors in its appropriate charter, the disposal or encumbrance of permanent assets, including those related to telecommunications public utilities which are out of service or unworthy, as well as submitting to said body the disposal or encumbrance of assets exceeding these limits;

(iii) - submitting to the Board of Directors and Fiscal Council, the Annual Management Report and the Financial Statements accompanied by independent auditors’ report, as well as a proposal for the allocation of year’s profits;

(iv) - approving, according to the limits established by the Board of Directors: a) purchase of supplies, equipment, goods, works and services; b) assets disposal;

(v) - approving the execution of other agreements, not mentioned above, according to the limits imposed by the Board of Directors;

(vi)- annually approving the financial operations planning and on a quarterly basis, a summary of compliance with said planning;

(vii) - approving the creation and shutting down of the Company’s branches, offices, agencies and delegations in the country;

(viii) - approving, when assigned by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed about it;

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

(ix) - ensuring the compliance with the Company’s ethics standards established by the Board of Directors;

(x) - preparing and proposing the Company’s institutional responsibility policies to the Board of Directors, such as environment, health, safety and social responsibility and implement the policies approved;

(xi) - authorizing, according to the limits established by the Board of Directors, the practice of reasonable gratuitous acts to the benefit of employees or the community where the Company operates, including the donation of unworthy goods to the Company; and

(xii) - approving the creation of technical and advisory Committees that will advise in issues of the Company’s interest, electing members of these Committees and approving their charters, which shall contain specific rules related to the structure, duties, powers, compensation and operation.

Paragraph 1 - The Board of Executive Officers’ resolutions shall be taken by majority vote of its members and the Chief Executive Officer, besides his common vote, shall be liable for the casting vote, in the events of tie vote.

Paragraph 2 - Except for the cases provided for in Paragraph 4 and observing the provisions contained herein, the Company may be legally bound as follows: i) by the joint signature of two (2) officers appointed pursuant to Bylaws, except for urgent cases, which shall authorize the individual signature of the Chief Executive Officer and subject to the approval of the Board of Executive Officers, pursuant to Article 23, A-5 hereof; ii) by the signature of one (1) Officer appointed pursuant to Bylaws jointly with one (1) attorney-in-fact; and iii) by the joint signature of two (2) attorneys-in-fact, as long as they are vested of specific powers.

Paragraph 3 - Except for the cases provided for in Paragraph 4, the powers of attorney shall always be granted by two (2) Officers and shall specify the powers granted, and except for those powers of attorney for legal purposes, they shall be valid for at most one (1) year.

Paragraph 4 -The Company may be represented by only one Officer or one Attorney-in-Fact, vested of specific powers to practice the following acts:

(i) receipt and payment;

(ii) signature of instrument not creating liabilities for the Company;

(iii) Company’s representation at meetings and partners meetings of companies in which it holds interest;

(iv) granting of proxy to attorney for legal representation or in administrative proceedings;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bids and private contest biddings in which the Company participates, aiming the rendering of services covered by its purpose; and

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

(vii) practice of administrative routines, including before public agencies, mixed public-private corporation, boards of trade, labor court, INSS (Brazilian Social Security Institute), FGTS (Government Severance Indemnity Fund for Employees) and related.

DUTIES OF THE BOARD OF EXECUTIVE OFFICERS

Article 23- These are the following specific duties of the Board of Executive Officers:

A - CHIEF EXECUTIVE OFFICER:

1. To represent the Company in or out of court, before shareholders and general public, and may appoint attorneys-in-fact jointly with another Officer and designate agents, delegate duties to other Officers to practice specific acts;

2. To follow up and oversee the implementation of Board of Directors’ decisions in relation to their activities and duties;

3. To set out guidelines, coordinate and oversee activities of the Company related to: finance and control; corporate resources; the legal department in general; institutional relations; regulation; corporate communication; Fundação Telefônica; human resources; network and field operations; strategy and corporate planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. Call for the Board of Executive Officers meetings;

5. To practice urgent acts subject to the approval of the Board of Executive Officers; and

6. To perform other duties assigned by the Board of Directors.

B - CHIEF FINANCIAL, CORPORATE RESOURCES AND INVESTOR RELATIONS OFFICER:

1. To set out guidelines and oversee Company’s activities in the economic-financial area and management of securities issued by Company, accounting, management control and corporate resources, as well as oversee the supplementary private pension fund management;

2. To represent the Company before the Brazilian Securities and Exchange Commission – CVM, stock exchanges and other stock market watchdogs;

3. To delegate, where applicable, the powers to other Officers in order to practice specific acts;

4. To represent the Company as provided for herein; and

5. Execute other activities assigned to him by the Board of Directors.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

C - GENERAL SECRETARY AND LEGAL OFFICER:

1. To establish the guidelines and oversee the Company’s activities in the legal area in general;

2. To delegate powers, where applicable, to other Officers in order to practice specific acts;

3. To represent the Company as provided for herein; and

4. To perform other activities assigned to him by the Board of Directors.

D- OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. To perform the individual duties and responsibilities assigned by the Board of Directors;

2. To jointly sign with another Officer appointed pursuant to Bylaws the documents and acts requiring the signature of two Officers; and

3. To represent the Company as provided for herein.

CHAPTER VI - FISCAL COUNCIL

Article 24 - The Fiscal Council, on a permanent basis, shall be composed of at least, three (3) and at most five (5) sitting members and equal number of deputies.

Paragraph 1 - The compensation of Fiscal Council members, besides the reimbursement for commuting and accommodation expenses necessary to perform their duties, shall be defined at the General Shareholders’ Meeting to elect them and cannot be lower than 10% for each acting member, which on average is attributed to each Officer, not including benefits of any nature, procuration fees and profit sharing.

Paragraph 2 - In the event of vacant position of Fiscal Council member, he/she shall be replaced by his/her respective deputy. In the event of vacant position of most of positions, the General Shareholders' Meeting shall be called to elect the deputies.

Paragraph 3 - The Fiscal Council shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, through call of the Chairman of the Board of Directors, or two (2) members of the Fiscal Council, drawing up the minutes of the meetings.

Paragraph 4 - The Fiscal Council meetings shall be called in writing, at least, forty-eight (48) hours in advance, and call shall include the agenda, a list of the matters to be discussed at the respective meeting.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 25 - The fiscal year shall coincide with calendar year and half-yearly, quarterly balance sheets may be drawn up, besides the annual balance sheet or in shorter periods.

PROFIT ALLOCATION

Article 26 - Together with the financial statements, the Board of Directors shall submit to the Annual Shareholders' Meeting a proposal for (i) managers and employees profit sharing and (ii) the full allocation of net income.

Paragraph 1 - Out of net income for the year: (i) five percent (5%) shall be set aside to legal reserve, aiming at ensuring the physical integrity of the capital stock, restricted to twenty percent (20%) of paid-up capital stock; (ii) twenty-five percent (25%) of the adjusted net income as provided for in sections II and III, Article 202 of Law 6,404/76 shall be mandatorily distributed as mandatory minimum dividend to all shareholders; and (iii) the remaining balance, after complying with the provisions contained in previous items of this article, shall have the allocation resolved at the General Shareholders’ Meeting, based on the Board of Directors’ proposal contained in the financial statements. If balance of profit reserves exceeds capital stock, the General Shareholders’ Meeting shall resolve on using the surplus to pay or increase capital stock or on distributing additional dividends to shareholders.

Paragraph 2 Dividends not claimed within three (3) years, as of resolution on its distribution shall revert to the Company.

Article 27 - By decision of the Board of Directors, the Company may declare dividends: (i) to the profit account verified in half-yearly balance sheets; (ii) to the account of profits verified in quarterly balance sheets, or in shorter periods, as long as total dividends paid each half year do not exceed the amount of capital reserves referred to in Paragraph 1, Article 182 of Law 6,404/76, or (iii) to the retained earnings account or profit reserve account verified in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this Article shall be attributed to the mandatory minimum dividend.

Article 28 - By resolution of the Board of Directors and observing legal provisions, the Company may pay interest on equity to its shareholders, which may be attributed to the mandatory minimum dividend, subject to the approval of the general shareholders’ meeting.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 43rd GENERAL SHAREHOLDERS MEETING HELD ON MAY 28, 2015

CHAPTER VIII - FINAL PROVISIONS

Article 29 - The Company shall enter into liquidation in cases provided for by laws, and the General Shareholders’ Meeting shall determine the mode of liquidation and appoint the liquidator.

Article 30- The Company's approval through its agents of merger, spin-off, amalgamation or dissolution operations of its subsidiaries shall be preceded by an economic and financial analysis prepared by internationally renowned independent company, reiterating that equal treatment has been given to all related companies, whose shareholders shall have broad access to the referred analysis report.

Article 31 - Referring to the issues not covered by these present Bylaws, the Company shall be ruled by legal and applicable provisions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 28, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director